Exhibit 99.2
ASX & MEDIA RELEASE               (ASX: SGM, NYSE: SMS)               26 August 2009
Sims Metal Management Limited announced today that Executive Director, Mr Jeremy Sutcliffe is leaving the Company and stepping down from the Board.
Mr Sutcliffe is the former CEO of Sims Group Limited, which merged with North American based Metal Management, Inc in March 2008 to create Sims Metal Management Limited (SimsMM). As contemplated by the merger, Mr Dan Deinst, the former CEO and President of Metal Management, became the CEO of SimsMM initially with primary responsibility for North American operations, while Mr Sutcliffe continued to manage the remainder of SimsMM’s operations for a transitionary period. As a result of the efforts of Messrs Dienst and Sutcliffe, the integration and transition of key operational responsibilities was completed successfully and ahead of schedule.
In acknowledging Mr Sutcliffe’s contribution during a career which spanned over 20 years, the Board noted that under his tenure as Group CEO from 2002 to 2008, the Company delivered a Total Shareholder Return of over 850%, the seventh highest performer of all the companies listed on the ASX100 over the period, and saw its market capitalisation grow more than twelve fold.
“We owe Jeremy a debt of gratitude for helping to bring together two already significant companies to form the world’s largest listed metal recycling company and for having achieved this with minimal reliance on debt,” said SimsMM Chairman Mr Paul Varello.
Mr Sutcliffe’s contract, which was due to run to 31 October 2010, has been terminated and a mutually agreed settlement on remaining payments and obligations reached.
Mr Sutcliffe is currently a non executive director of CSR Limited.
Cautionary Statements Regarding Forward-Looking Information
This release may contain forward-looking statements, including statements about Sims Metal Management’s financial condition, results of operations, earnings outlook and prospects. Forward-looking statements are typically identified by words such as “plan,” “believe,” “expect,” “anticipate,” “intend,” “outlook,” “estimate,” “forecast,” “project” and other similar words and expressions.

These forward-looking statements involve certain risks and uncertainties. Our ability to predict results or the actual effects of our plans and strategies is subject to inherent uncertainty. Factors that may cause actual results or earnings to differ materially from these forward-looking statements include those discussed and identified in filings we make with the Australian Securities Exchange and the United States Securities and Exchange Commission (“SEC”), including the risk factors described in the Company’s Annual Report on Form 20-F, which we filed with the SEC on 10 December 2008.
Because these forward-looking statements are subject to assumptions and uncertainties, actual results may differ materially from those expressed or implied by these forward-looking statements. You are cautioned not to place undue reliance on these statements, which speak only as of the date of this release.
All subsequent written and oral forward-looking statements concerning the matters addressed in this release and attributable to us or any person acting on our behalf are expressly qualified in their entirety by the cautionary statements contained or referred to in this release. Except to the extent required by applicable law or regulation, we undertake no obligation to update these forward-looking statements to reflect events or circumstances after the date of this release.
All references to currencies, unless otherwise stated, reflect measures in Australian dollars.
About Sims Metal Management
Sims Metal Management Limited (www.simsmm.com) is the world’s largest listed metal recycler with approximately 230 facilities globally. Sims’ core businesses are metal recycling and recycling solutions. Sims earns around 80 per cent of its revenue from international operations in North America, the United Kingdom, Continental Europe, New Zealand and Asia. Sims has more than 6,000 employees and has its ordinary shares listed on the Australian Stock Exchange (ASX CODE: SGM) and its ADRs listed on the New York Stock Exchange (NYSE SYMBOL: SMS).

2